                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549



                                    FORM 11-K


     (MARK ONE)
                X   Annual Report Pursuant to Section 15(d) of the
               ---
                      Securities Exchange Act of 1934

                    For the fiscal year ended December 31, 1993

                                   OR

                    Transition Report Pursuant to Section 15(d) of the
               ---
                      Securities Exchange Act of 1934 for the
                      transition period from _________ to __________


                    Commission File # 1-4252



                       UIC 401(K) RETIREMENT SAVINGS PLAN
                            (Full title of the plan)



                          UNITED INDUSTRIAL CORPORATION
        (Name of the issuer of the securities held pursuant to the plan)

                          United Industrial Corporation
                               18 East 48th Street
                            New York, New York  10017
                     (Address of principal executive office)





























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                              REQUIRED INFORMATION



     Item 4.
     -------
     The financial statements and schedules of the UIC 401(k) Retirement Savings Plan for the year ended December 31, 1993 (attached).




     Exhibits
     --------
     23.1  Consent of Ernst & Young LLP.
























































     NYFS11...:\95\78495\0001\1196\FRMD204L.240
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


                   Audited Financial Statements and Schedules

                       UIC 401(k) Retirement Savings Plan


                     Years ended December 31, 1993 and 1992
                       with Report of Independent Auditors


































































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                       UIC 401(k) Retirement Savings Plan


                   Audited Financial Statements and Schedules



                     Years ended December 31, 1993 and 1992




                                    CONTENTS


     Report of Independent Auditors  . . . . . . . . . . . . . . . . . .

     Financial Statements

     Statements of Net Assets Available for Plan Benefits  . . . . . . .
     Statements of Changes in Net Assets Available for
      Plan Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . .
     Notes to Financial Statements . . . . . . . . . . . . . . . . . . .

     Department of Labor Schedules

     Item 27a--Schedule of Assets Held for Investment Purposes . . . . .
     Item 27d--Schedule of Reportable Transactions . . . . . . . . . . .

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                         REPORT OF INDEPENDENT AUDITORS


     Administrative Committee
     UIC 401(k) Retirement Savings Plan

     We have audited the accompanying statements of net assets available for plan benefits of the UIC 401(k) Retirement Savings Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1993 and the schedule of reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



     December 19, 1994
                                                      /s/ Ernst & Young LLP




























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                       UIC 401(k) Retirement Savings Plan

              Statements of Net Assets Available for Plan Benefits






                                                               DECEMBER 31
       ASSETS                                            1993               1992
                                                      -----------        -----------

       Investments, stated at fair value:
         Fidelity Magellan Fund                       $16,524,208        $12,550,327
         Fidelity Managed Income Portfolio             17,119,816         17,159,791
         Fidelity Retirement Government Money             710,697            606,457
       Market Fund                                      2,194,421            978,054
         Fidelity Growth & Income Fund                     38,688             18,757
         United Industrial Corporation Common             759,022            659,266
                                                      -----------        -----------
       Stock                                           37,346,852         31,972,652
         Participant loans


       Cash                                                   750                  -
                                                      ------------       -----------

       Net assets available for Plan benefits         $37,347,602         31,972,652
                                                      ============       ===========






      See accompanying notes.

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                       UIC 401(k) Retirement Savings Plan

         Statements of Changes in Net Assets Available for Plan Benefits





                                                                                  YEAR ENDED DECEMBER 31
                                                                              1993                      1992
                                                                          -----------                -----------

 ADDITIONS
 Contributions                                                            $4,281,490                 $4,348,796
 Rollover contributions                                                      187,109                    552,775
 Other                                                                           938                      6,769


 Investments income:
   Fidelity Magellan Fund                                                 $1,541,985                 $1,751,608
   Fidelity Managed Income Portfolio                                         993,957                  1,030,459
   Fidelity Retirement Government Money Market Fund                           18,811                     18,477
   Fidelity Growth & Income Fund                                             113,437                     77,948
   United Industrial Corporation Common Stock Fund                             1,804                        803
   Interest on loans to participants                                          63,701                     56,005
                                                                      ---------------             -------------
 Total investment income                                                   2,733,695                  2,935,300
                                                                      ---------------             -------------
                                                                           7,203,232                  7,843,640

 DEDUCTIONS
 Benefit payments                                                          3,625,939                  2,164,267
                                                                      --------------              -------------
                                                                           3,625,939                  2,164,267


 Net realized gain (loss) on investments                                     251,912                    (73,358)
 Net unrealized appreciation (depreciation) in aggregate
   fair value of investments                                               1,545,745                   (906,492)
                                                                      --------------             --------------
 Net increase                                                              5,374,950                  4,699,523
 Net assets available for Plan benefits at beginning of
   year                                                                   31,972,652                 27,273,129
                                                                      --------------             --------------
 Net assets available for Plan benefits at end of year                   $37,347,602                $31,972,652
                                                                      ==============             ==============






See accompanying notes.

















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                       UIC 401(k) Retirement Savings Plan
                         Notes to Financial Statements

     1.  SIGNIFICANT ACCOUNTING POLICIES

     Investments in the Fidelity Magellan Fund, Fidelity Growth & Income Fund, Fidelity Managed Income Portfolio and Fidelity Retirement Government Money Market Fund are reported at current redemption value. The United Industrial Corporation Common Stock is reported at market value, based on published market prices.

     Rollover contributions represent transfers from other qualified retirement plans.

     Administrative expenses associated with the Plan, including the amount paid to Fidelity Management Trust Co. for acting as custodian of the investments of the Plan, were paid by the Company in 1993 and 1992.

     2.  DESCRIPTION OF THE PLAN

     The UIC 401(k) Retirement Savings Plan (the "Plan") is a defined contribution plan. The purpose of the Plan is to encourage employees to save regularly and to provide additional funds upon retirement.
     All contributions are made by employees through payroll deductions and submitted to Fidelity Management Trust Company Cash Reserve Fund, then subsequently deposited in the investment option account(s) selected by the employee. United Industrial Corporation (the "Company") is the named fiduciary which controls and manages the operations of the Plan and acts as Administrator.

     All employees aged 21 or more who have completed six months of continuous employment and worked over 1000 hours with the Company (including its participating subsidiaries) are eligible to participate in the Plan. Participating employees contribute to the Plan through payroll deductions in amounts ranging from 2% to 15% of their earnings up to a limit of $8,994 and $8,728 for 1993 and 1992, respectively. Contributions to the Plan are invested in the available investment options in accordance with the participants' elections. All contributions to the Plan are immediately vested.

     Effective January 1, 1992, the Fidelity Institutional Retirement Services Company became the Trustee for the Plan. Under this arrangement the investment options available to the participants are the Fidelity Magellan Fund, Fidelity Managed Income Portfolio, Fidelity Retirement Government Money Market Fund, Fidelity Growth & Income Fund, and United Industrial Corporation Common Stock.





























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                       UIC 401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)


     2.  DESCRIPTION OF THE PLAN

     Effective March 1, 1994, two additional investment options, Fidelity Investment Grade Bond Fund and Fidelity Contrafund, became available to participants.

     The Company has the right to terminate Plan at any time. In the event of a termination, the participants accounts shall be distributed to them in cash or in property or in any combination of cash and property.

     Information about the Plan and the vesting and benefit provisions is contained in the Summary Plan Description of the UIC 401(k) Retirement Savings Plan. Copies are available from the Human Resources
     Department of the Company.

     3.  INVESTMENTS

     The fair value of individual investments that represent 5% or more of the Plan's net assets available for Plan benefits was as follows:



                                                                                   DECEMBER 31
                                                                            1993                  1992
                                                                        -------------          -----------

           Fidelity Magellan Fund                                         $16,524,208          $12,550,327
           Fidelity Managed Income Portfolio                               17,119,816           17,159,791
           Fidelity Growth & Income Fund                                    2,194,421                    -


        4.  INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company, that the Plan is qualified and the trust established under the Plan is tax-exempt, under appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.























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                       UIC 401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)


     5.  STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
     INFORMATION




                                                                  December 31, 1993

                                                          Fidelity
                                                         Retirement
                                          Fidelity       Government     Fidelity
                          Fidelity         Managed         Money        Growth &
                          Magellan         Income          Market        Income      UIC Common       Loan
                            Fund          Portfolio         Fund          Fund       Stock Fund       Fund          Total
 Investments at
   fair value            $16,524,208     $17,119,816      $710,697     $2,194,421      $38,688                    $36,587,830
 Participant loans                 -               -             -              -            -      $759,022          759,022
 Cash                              -               -             -              -          750             -              750
                        ------------    ------------     ---------     ----------     --------      --------     ------------
 Net assets available
   for Plan benefits     $16,524,208     $17,119,816      $710,697     $2,194,421      $39,438      $759,022      $37,347,602
                        ============    ============     =========     ==========     ========      ========     ============

                                                                  December 31, 1992

                                                          Fidelity
                                                         Retirement
                                          Fidelity       Government     Fidelity
                          Fidelity         Managed         Money        Growth &
                          Magellan         Income          Market        Income      UIC Common       Loan
                            Fund          Portfolio         Fund          Fund       Stock Fund       Fund          Total

 Investments at
   fair value            $12,550,327     $17,159,791      $606,457       $978,054      $18,757                    $31,313,386
 Participant loans                 -               -             -              -            -      $659,266          659,266
                        ------------    ------------     ---------     ----------     --------      --------    -------------
 Net assets available
   for Plan benefits     $12,550,327     $17,159,791      $606,457       $978,054      $18,757      $659,266      $31,972,652
                        ============    ============     =========     ==========     ========      ========    =============






















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                       UIC 401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)

     6. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION



                                                               Year ended December 31, 1993

                                                           Fidelity
                                            Fidelity      Retirement      Fidelity
                             Fidelity       Managed       Government      Growth &
                             Magellan        Income      Money Market      Income      UIC Common      Loan
                               Fund        Portfolio         Fund           Fund       Stock Fund      Fund          Total

 ADDITIONS

 Contributions             $1,780,361     $1,908,019      $  96,820     $ 474,255      $ 22,035                  $ 4,281,490
 Rollover Contributions        67,424         71,201         21,600        23,040         3,844                      187,109
 Other                              -               -           657           342             -    $      (61)           938
 Investment Income          1,541,985        993,957         18,811       113,437         1,804        63,701      2,733,695
                           ----------    -----------      ---------     ---------      --------    ----------    -----------
                            3,389,770      2,973,177        137,888       611,074        27,683        63,640      7,203,232
 DEDUCTIONS
 Benefit payments          (1,395,162)    (1,873,356)       (63,920)     (256,351)       (1,950)      (35,200)    (3,625,939)

 Net realized gain
   (loss) on investments      220,390              -              -        36,769        (5,247)            -        251,912
 Net unrealized
   appreciation
   (depreciation) in
   aggregate fair
   value of investments     1,413,068              -              -       138,045        (5,368)            -      1,545,745

 Transfers                    345,815     (1,139,796)        30,272       686,830         5,563        71,316              -
                           ----------    -----------     ----------    ----------     ---------      --------     ----------
 Net increase (decrease)    3,973,881        (39,975)       104,240     1,216,367        20,681        99,756      5,374,950
 Net assets available
   for Plan benefits at
   beginning of year       12,550,327     17,159,791        606,457       978,054        18,757       659,266     31,972,652
                          -----------    -----------      ---------    ----------      --------      --------     ----------
 Net assets available
   for Plan benefits at
   end of year            $16,524,208    $17,119,816       $710,697    $2,194,421      $ 39,438      $759,022    $37,347,602
                          ===========    ===========       ========    ==========      ========      ========    ===========























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                       UIC 401(k) Retirement Savings Plan

                    Notes to Financial Statements (continued)

     6. STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION (CONTINUED)



                                                               Year ended December 31, 1992

                                                             Fidelity
                                              Fidelity      Retirement      Fidelity
                               Fidelity       Managed       Government      Growth &
                               Magellan        Income      Money Market      Income     UIC Common       Loan
                                 Fund        Portfolio         Fund           Fund      Stock Fund       Fund         Total

 ADDITIONS
 Contributions              $1,783,238     $ 2,312,234      $  58,555     $ 181,067      $ 13,702                $ 4,348,796
 Rollover Contributions        131,000         217,300        129,432        68,213         6,730                    552,775
 Other                               -            (744)         7,512             1             -                      6,769
 Investment Income           1,751,608       1,030,459         18,477        77,948           803    $  56,005     2,935,300
                            ----------     -----------      ---------     ---------     ---------   -----------  -----------
                             3,665,946       3,559,249        213,976       327,229        21,235       56,005     7,843,640
 DEDUCTIONS
 Benefit payments             (866,386)     (1,143,668)       (80,511)       (9,778)            -      (63,924)   (2,164,267)

 Net realized loss on
 investments                   (71,721)              -              -        (1,637)            -            -       (73,358)
 Net unrealized
   depreciation in
   aggregate fair value
   of investments             (879,419)              -              -       (20,702)       (6,371)           -      (906,492)

 Transfers                    (239,690)       (580,589)       (22,655)      682,942         3,893      156,099             -
                           -----------     -----------      ---------    ----------      --------     --------    ----------
 Net increase                1,608,730       1,834,992        110,810       978,054        18,757      148,180     4,699,523
 Net assets available for
   Plan benefits at
   beginning of year        10,941,597      15,324,799        495,647           -0-           -0-      511,086    27,273,129
                           -----------     -----------      ---------    ----------      --------     --------    ----------
 Net assets available for
   Plan benefits at end
   of year                 $12,550,327     $17,159,791       $606,457    $  978,054      $ 18,757     $659,266   $31,972,652
                           ===========     ===========      =========    ==========      ========     ========   ===========



























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                          DEPARTMENT OF LABOR SCHEDULES






































































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                       UIC 401(k) Retirement Savings Plan

            Item 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1993



                                                         DESCRIPTION                                     CURRENT
                   IDENTITY OF ISSUE                    OF INVESTMENT                 COST                VALUE

         Fidelity Magellan Fund                233,228 shares                     $ 14,127,772         $16,524,208

         Fidelity Managed Income Portfolio     17,119,816 units                     17,119,816          17,119,816

         Fidelity Retirement Government                                                710,697             710,697
           Money Market Fund                   710,697 units

         Fidelity Growth & Income Fund         98,759 shares                         2,077,078           2,194,421

         United Industrial Corporation
           Common Stock                        7,549 shares                             50,427              38,688

         Participant loans                     $759,022 principal balance;
                                                 various maturities                    759,022             759,022
                                                                                    ----------         -----------


         Total assets held for investment
           purposes                                                               $ 34,844,812        $ 37,346,852
                                                                                  ============        ============










































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                       UIC 401(k) Retirement Savings Plan

                  Item 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1993



                                                                                                    CURRENT
                                                                                                    VALUE OF
                                                                                                    ASSET ON
   IDENTITY OF PARTY           DESCRIPTION             PURCHASE       SELLING       COST OF       TRANSACTION       NET GAIN
       INVOLVED                 OF ASSETS               PRICE          PRICE          ASSET           DATE         OR (LOSS)

 Category (iii)--Series of transactions in excess of 5% of plan assets
 ---------------------------------------------------------------------

 Fidelity Investments   Magellan Fund               $4,467,090                                    $4,467,090

 Fidelity Investments   Magellan Fund                              $2,126,667    $2,038,149        2,126,667        $88,518

 Fidelity Investments   Managed Income Portfolio     3,581,760                                     3,581,760

 Fidelity Investments   Managed Income Portfolio                    3,621,734     3,621,734        3,621,734            -0-

 Fidelity Investments   Growth & Income Fund         1,449,781                                     1,449,781

 Fidelity Investments   Growth & Income Fund                          408,227       383,757          408,227         24,470



There were no category (i),  (ii) or (iv) reportable transactions during 1993.

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                                   SIGNATURES


               Pursuant to the requirements of the Securities Exchange Act of 1934, the 401(k) Committee of the UIC 401(k) Retirement Savings Plan (the "Plan"), which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 23rd day of December, 1994.

                                   UIC 401(K) RETIREMENT SAVINGS PLAN


                                   By:  /s/ Paul J. Michaud
                                      -------------------------------------
                                      Name: Paul J. Michaud
                                      Title: Committee Member



























































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                                  EXHIBIT INDEX



     Exhibit No.                   Description
     -----------                   -----------

     23.1           Consent of Independent Auditors